Exhibit 99.1

July 25, 2024

Constellium Prices Company’s Notes Offering

Paris, July 25, 2024 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) announced today that the Company has priced a private offering (the “Notes Offering”) of €300 million of euro denominated senior unsecured notes due 2032 (the “Euro Notes”) and $350 million of U.S. dollar denominated senior unsecured notes due 2032 (the “USD Notes” and together with the Euro Notes, the “Notes”).

The Euro Notes will bear interest at a rate of 5.375% per annum and the USD Notes will bear interest at a rate of 6.375% per annum, subject to adjustments described below, payable semiannually in arrears. The Notes will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes Offering is expected to close on August 8, 2024, subject to customary closing conditions.

The Company intends to use the net proceeds of the Notes Offering, together with cash on hand, to redeem, satisfy and discharge in accordance with the governing indenture, all of its outstanding 5.875% Senior Notes due 2026 (the “U.S. 2026 Notes”) and all of its outstanding 4.250% Senior Notes due 2026 (together with the U.S. 2026 Notes, the “2026 Notes”), and to pay related fees and expenses. Substantially concurrently with the pricing of the Notes Offering, the Company called all of the outstanding 2026 Notes for redemption, subject to certain conditions (the “Redemption”).

The Company expects the redemption date for the 2026 Notes to occur on August 26, 2024 (the “Redemption Date”). The redemption price for the 2026 Notes is 100.000% of the aggregate principal amount of the outstanding 2026 Notes redeemed, plus accrued and unpaid interest, if any, to the Redemption Date. The Redemption is conditioned on the consummation of the Notes Offering.

Media Contacts

Investor Relations	Communications

Jason Hershiser	Delphine Dahan-Kocher

Phone: +1 443 988-0600	Phone: +1 443 420 7860

investor-relations@constellium.com	delphine.dahan-kocher@constellium.com

Important Additional Information

The Notes will be offered and sold to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or purchase, or a solicitation of an offer to purchase or sell, shares of the Company, the Notes, the 2026 Notes or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption of any of the 2026 Notes.

The Notes are not intended to be offered, sold, transferred or otherwise made available to and should not be offered, sold, transferred or otherwise made available, as part of their initial distribution or at any time thereafter, directly or indirectly to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making available to retail investors in the EEA has been prepared and therefore offering or selling the Notes to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Solely for the purposes of each manufacturer’s product approval process in MiFID II, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market of the Notes is eligible counterparties and professional clients only (each as defined in MiFID II) and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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UK MiFIR product governance / Professional Investors and ECPs Target Market – Solely for the purposes of each manufacturer’s product approval process made pursuant to UK MiFIR and UK MiFIR Product Governance Rules (as defined below), the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; natural disasters including severe flooding and other weather-related events; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and

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the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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